Exhibit 99.1

Loral Declares Special Dividend Of $5.50 Per Share

Dividend Payable May 28, 2020 to Stockholders of Record as of May 14, 2020

NEW YORK, April 30, 2020 /PRNewswire/ — Loral Space & Communications Inc. (NASDAQ: LORL) today announced that its Board of Directors has declared a special dividend of $5.50 per share for an aggregate dividend of approximately $170.5 million. The dividend is payable on May 28, 2020 to holders of record of Loral voting and non-voting common stock as of the close of business on May 14, 2020. As of April 29, 2020, there were outstanding 21,427,078 shares of Loral voting common stock, 9,505,673 shares of Loral non-voting common stock and 75,262 restricted stock units.

Commenting on declaration of this special dividend, Michael B. Targoff, Vice Chairman of Loral’s Board of Directors, explained that, “in an effort to maximize shareholder value, we have for some time been exploring, and are now in advanced discussions with our Canadian co-owner in Telesat, Public Sector Pension Investment Board (“PSP”), regarding the combination of Loral and Telesat into one public company.” Mr. Targoff further explained that, “given the advanced state of the discussions regarding the combination transaction, it is now appropriate to pay to our shareholders a significant portion of the $243 million cash distribution that we previously received from Telesat.” “It is our intention,” Mr. Targoff continued, “to request that the Board declare an additional distribution to our shareholders in coordination with signing definitive agreements for the combination transaction.”

Regarding today’s dividend declaration, Dr. Mark Rachesky, Chairman of the Board of Loral, said: “I am pleased that the discussions with PSP regarding the strategic transaction that we have been pursuing have reached an advanced stage, and I am particularly gratified that, in addition to the more than $42 per share in dividends previously paid by Loral to its shareholders, we are now able to share additional significant proceeds with our shareholders due to the continued success of our investment in Telesat.”

Notwithstanding the advanced state of the discussions regarding the potential combination transaction, there can be no assurance as to whether or when Loral will be able to conclude the ongoing negotiations, that Loral will enter into any agreement that provides for a strategic transaction involving Telesat or Loral’s interest therein, that any strategic transaction will occur, or that any particular economic, tax, structural or other objectives or benefits with respect to any strategic transaction will be achieved. Moreover, there can be no assurance as to the amount and timing of any future distribution, and such distribution may be impacted by the outcome of our discussions regarding, and the structure of, the strategic combination transaction that we are pursuing.

About Loral Space & Communications Inc.

Loral Space & Communications is a satellite communications company. Loral owns 62.7 percent of Telesat Canada, a global operator of telecommunications and direct broadcast satellites used to distribute video entertainment programming, broadband data, and provide access to Internet services and other value-added communications services. For more information, visit Loral’s web site at www.loral.com. LORL-F

This document contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in this press release, the words “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “project,” “intend” or “outlook” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. In addition, Loral Space & Communications Inc. or its representatives have made or may make forward-looking statements, orally or in writing, which may be included in, but are not limited to, various filings made from time to time with the Securities and Exchange Commission, and press releases or oral statements made with the approval of an authorized executive officer of the company. Actual results may differ materially from anticipated results as a result of certain risks and uncertainties which are described as “Risk Factors” in the current Form 10-K and in Loral’s quarterly reports on Form 10-Q. The reader is specifically referred to these documents, as well as the Company’s other filings with the Securities and Exchange Commission.

Risks and uncertainties include but are not limited to (1) risks associated with financial factors, including swings in the global financial markets, increases in interest rates and access to capital; (2) risks associated with satellite services, including dependence on large customers, launch delays and failures, in-orbit failures and competition; (3) regulatory risks, such as the effect of industry and government regulations that affect Telesat; and (4) other risks, including risks relating to and resulting from the Covid-19 pandemic. The foregoing list of important factors is not exclusive. Furthermore, Loral operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond Loral’s control.

Contact:

John Capogrossi

212-338-5355

SOURCE Loral Space & Communications